Life Partners Holdings, Inc.
                                204 Woodhew Drive
                                Waco, Texas 76712
                                 (800) 368-5569

                                November 4, 2005

Mr. Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C.  20549

      Re:   Life Partners Holdings, Inc.
            Form 10-KSB for Fiscal Year Ended February 28, 2005
            Filed May 27, 2005
            File No.0-7900

Dear Mr. Pande:

I have received your letter dated September 29, 2005. I have prepared the following response to your comments. My responses are numbered to correspond to the numbering of the paragraphs in your letter. I plan to revise all future filings in response to your letter.

We, the management of the Company, acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings.

Financial Statements

Note (2) Summary of Significant Accounting Policies

Premium Advances, page 29

      1. We have elected to advance premiums on certain older polices on which the initial premium payment reserves have been fully utilized. We have no legal obligation to make these advances and do so only in cases when there is a risk of policy lapse due to the failure of an investor to pay the premiums. We initiated and continue to follow this practice as a goodwill gesture. On final settlement, we are usually reimbursed for these advances.

            We have elected to reserve advances when collection is not certain and, if collectible, the time to collection is not certain. We believe we cannot reasonably estimate the future cost of the advances because we cannot predict the rate at which investors might fail to make premium payments. Since our policy is voluntary and we cannot reasonably estimate the future cost, we believe accrual for future policy advances is inappropriate under the standards of enunciated in paragraph 8 of SFAS 5.

            In light of our conclusion, we have examined the adequacy of disclosures relating to the contingency and propose to add in future filings disclosures in the

Mr. Amit Pande
November 4, 2005
Page 2

            "Contingencies" footnote like the disclosures in "Management's Discussion and Analysis: Liquidity and Capital Resources" (which acknowledges our inability to estimate the amount of future premium advances), as contained in our most recent Form 10-KSB and Form 10-QSB.

Revenue Recognition, page 29

      2. Our revenue recognition for viatical and life settlements is exactly the same. These two types of settlements differ only in that in viaticals the insured is terminally ill where as in a life settlement the insured is merely over sixty-five years of age. Everything else about the transaction is identical.

            We believe we meet the criteria set forth in SAB 101. The revised disclosure in our most recent Form 10-QSB (for the period ended August 31, 2005) states, "We recognize income at the time a purchaser has accepted a tendered settlement and is contractually obligated to make payment (see page 13)." At this point, the purchaser of the policy and the settlor (the seller) are contractually bound. The price is set. The policy is chosen. Collectibility is reasonably assured, since the purchaser's money is typically at the trust company handling the settlement. Our services are substantially rendered.

            This point may not have been clear in our earlier filings. We hope the revised disclosure in our most recent Form 10-QSB is acceptable.

      3. We agree that our services for facilitating settlements and the ongoing monitoring services are separate deliverables. We have accounted for each service as a separate accounting unit as required under EITF 00-21. Our accounting treatment for facilitating settlement is discussed in our response to comment 2 above. Revenues relating to the monitoring services are not recognized upon settlement, but are deferred and amortized over the life expectancy of the settlor as determined at settlement. See our most recent Form 10-QSB, page 13.

      4. The $100 per settlement is deferred for both viatical and life settlements. The deferral amount of $100 is the fee to monitor the insureds and notify the appropriate companies when the insured dies. The amount is an estimate of the typical monitoring costs over the average deferral period. The fee is amortized over the life expectancy of the insured. See our most recent Form 10-QSB, page 13.

Artifacts and Other, page 30

      5. The fair value of our artifacts was determined by an independent appraiser. The appraised value exceeded the cost of the artifacts. For this reason, we determined that the value of the artifacts was not impaired as of February 28, 2005.

Note (7) Income Taxes, page 33

Mr. Amit Pande
November 4, 2005
Page 3

      6. The interest amount in question relates to interest allegedly due on a disputed tax liability that we settled with the IRS in 2004. We continue to contest our liability for the interest amount, however. The amount is deductible for both tax and financial reporting purposes. We deducted the interest on our financial statements during the year ended February 29, 2004 (when the liability was settled). However, the accrued interest is not deductible for income tax reporting purposes until it is paid to the IRS. This temporary difference resulted in the deferred tax asset.

Note (8) Shareholders' Equity, Stock Transactions and Common Stock Options, page 33

      7. The sentence reading, "During the year ended February 29, 2004, we purchased 144,891 shares of its common stock for $632,723" in footnote 8 of the Form 10-KSB was mistakenly carried over from our Form 10-KSB for the prior year. The share purchase occurred in 2003, not 2004, which explains why the transaction did not appear in the 2004 statement of shareholders equity. We regret the error and will remove the sentence when we amend the Form 10-KSB.

      8. After examining the issue, we believe the options to purchase 250,000 shares should have been accounted for at fair value under SFAS 123(R). We have revised the latest Form 10QSB to reflect the change in accounting principles. When the Staff's comments are resolved, we shall amend the Form 10-KSB and the Form 10-QSB for the first quarter to recognize additional compensation expense for the common stock options issued to non-employees.

Note (10) Contingencies, page 36

      9. In light of the Staff's comments, we revised the "Contingencies" footnote in our most recent Form 10-QSB, which reads as follows:

                  "LPI is aware of certain instances wherein the insurance companies denied payment on policies in which it arranged the settlement with purchasers. Most of these denials relate to policies settled before 1998 and involve technical legal issues that were not fully appreciated when the policies were initially reviewed. Face value of the policies in question total $467,918. The Company has incurred settlement fees totaling $211,000 on these policies, resulting in $256,918 remaining in the accrued reserve. During the three months ended August 31, 2005, we did not pay any amounts related to these instances nor did we accrue any additional amounts for future claims that might arise on these policies. LPI has since strengthened its internal procedures for policy reviews and believes that further material denials are unlikely."

            We believe the revised footnote is responsive to the Staff's concerns. The footnote now provides an expanded explanation of the circumstances resulting in the denials.

Mr. Amit Pande
November 4, 2005
Page 4

      10. We determined the accruals by identifying the policies that an insurer had denied and deferring the face amount. We did not determine that there were no other potential claims, but that other potential claims were not probable or subject to reasonable estimation. We periodically identify possible enforceability issues in policies. In most instances, the insurer never raises the issue and pays the policy limits. Our experience indicates that enforceability issues are relatively rare and that their frequency is difficult to predict and volatile. For these reasons, we believe the standards of SFAS 5 are best satisfied by making the accruals when an actual denial occurs, which is the point in time that a contingent liability becomes probable and capable of reasonable estimation.

We understand that your comments or our changes to disclosures in response to your comments does not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws.

You may direct questions or comments regarding the comments and responses to Ms. Brenda Phillips at 405-842-4420. When we have resolved these comments to the Staff's satisfaction, we shall file an Amendment No. 1 to our Form 10-KSB for the year ended February 28, 2005.

                                                     Very truly yours,


                                                         Nina Piper
                                                  Chief Financial Officer

Cc: Mr. Michael Volley/SEC